599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

September 10, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Ameen Hamady, Isaac Esquivel, Brigitte Lippmann & Maryse Mills-Apenteng

Re:	ExcelFin Acquisition Corp. (the “Company”) Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 3, 2021

CIK No. 0001852749

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 8, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the draft Registration Statement on Form S-1 confidentially submitted by the Company on September 8, 2021 (the “Draft Registration Statement”).

This letter is being submitted together with the Company’s filing of its revised draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects revisions to the Draft Registration Statement to, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Experts, page 167

1.       We note your disclosure that the financial statements of ExcelFin Acquisition Corp. as of June 30, 2021 and for the period from March 15, 2021 (commencement of operations) through June 30, 2021 have been audited, which is not consistent with the financial statement periods stated in the report of your independent registered accounting firm. Please revise to reconcile this discrepancy.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Response: Page 167 of the Amended Draft Registration Statement has been revised to reflect that the financial statements as of June 30, 2021 have not been audited.

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 848-4000 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Bill Nelson
Bill Nelson

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